[Letterhead of Cahill Gordon & Reindel LLP]







                                 (212) 701-3412



                                                                   July 12, 2006


Michael Pressman, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549

                  RE:    XL CAPITAL LTD
                         SCHEDULE TO-I/A
                         FILED JULY 12, 2006
                         FILE NO. 005-45271


Dear Mr. Pressman:

                  On behalf of XL Capital Ltd (the "COMPANY"), we are filing by EDGAR transmission amendment No. 3 to the Schedule TO (the "AMENDED SCHEDULE TO"), including, as exhibit (a)(1)(A) thereto, Amendment Number 1 to the Offer to Exchange, dated the date hereof (the "AMENDED OFFER"), which amends the related employee offer that had been filed June 6, 2006 by the Company on Schedule TO.

                  The Amended Schedule TO and Amended Offer are responsive to staff comments contained in your letters of June 16 and June 30, 2006. Disclosure has been amended and supplemented in the manner detailed in our letters to you dated June 22 and July 6, 2006, and as discussed in telephone calls between you and us.

                  To expedite your review, we will send you copies of the Amended Schedule TO and Amended Offer marked to show changes from the June 6th filing as soon as they are available. We regret that a blackline will be somewhat delayed, but with the addition of SCA's financial statements as an exhibit, the Amended Schedule TO and Amended

Offer are being processed at a commercial financial printer, resulting in documents incompatible with our word processing software.

                  Comments or questions regarding any matters with respect to the Schedule TO may be directed to the undersigned at (212) 701-3412 or to Anthony Lopez at (212) 701-3034.

                                                    Sincerely,


                                                    /s/ Michael A. Becker
                                                    ---------------------
                                                    Michael A. Becker

cc:  Anthony A. Lopez III, Esq.
     Paul S. Giordano